Exhibit 99.2

Xinyuan Real Estate Co., Ltd. Announces Fourth Quarter 2016 Financial Results

BEIJING, China, February 14, 2017 -Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced its unaudited financial results for the fourth quarter ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Total fourth quarter revenue increased 22.2% to US$505.3 million from US$413.6 million in the fourth quarter of 2015 and increased 13.7% from US$444.3 million in the third quarter of 2016.

•	Gross profit for the fourth quarter of 2016 increased to US$126.4 million, or 25.0% of revenue compared to US$81.4 million, or 19.7% of revenue, in the fourth quarter of 2015 and US$105.0 million, or 23.6% of revenue in the third quarter of 2016.

•	Selling, General and Administrative (“SG&A”) expenses as a percent of total revenue decreased to 10.3% from 13.3% in the fourth quarter of 2015 and decreased from 12.1% in the third quarter of 2016.

•	Net income was US$16.7 million, compared to US$19.1 million in the fourth quarter of 2015 and US$28.0 million in the third quarter of 2016.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.18, compared to US$0.26 in the fourth quarter of 2015 and US$0.41 in the third quarter of 2016.

Full Year 2016 Highlights

•	For the year ended December 31, 2016, total revenues increased 34.1% to US$1,561.6 million from US$1,164.3 million in 2015. GFA sales increased 14.2% to 1,126,100 square meters from 986,100 square meters in 2015. Contract sales increased 26.7% to US$1,761.7 million from US$1,390.5 million in 2015.

•	Gross profit was US$357.6 million, or 22.9% of revenue in 2016, compared to a gross profit of US$273.0 million, or 23.4% of revenue in 2015. The Company commenced presales on four projects in 2016.

•	SG&A expenses were US$178.2 million or 11.4% of revenue in 2016, compared to US$167.5 million, or 14.4% of revenue in 2015.

•	Net income was US$79.5 million in 2016 compared to US$66.5 million in 2015. Diluted earnings per ADS were US$1.06 in 2016 compared to US$0.91 per ADS in 2015.

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Mr. Yong Zhang, Xinyuan’s Chairman, stated, “Our fourth quarter results were in-line with our forecast from last quarter. Despite the implementation of new government restriction policies impacting China’s overall housing market, our revenue and gross profit still achieved strong levels of growth on an annual and quarterly basis. Our ability to make operational adjustments to our projects in wake of government restrictions contributed favorably to our financial results. We reduced operating expenses and experienced high-margin residential unit sales activity, which helped support average selling prices.”

“We continued to make progress with our real estate development projects in both mainland China and overseas markets. Among our U.S. projects, our Oosten project in Williamsburg, Brooklyn is performing well with approximately 80% of the total units pre-sold as of December 31, 2016. As construction at Oosten nears successful completion, we are pleased to recognize a total of $152 million in revenue from this project in 2016. Our two other NYC projects-one in Manhattan and the other in Queens, are progressing according to plan. In China, we continue to add to our land bank for future development with the recent acquisition in 2017 to secure land use rights for three land parcels in Zhengzhou, a market where Xinyuan has enjoyed great historical success.”

“While we remain cautious about the policy and market changes, we continue to execute our selective land acquisition and project development strategy in 2017. Our financial position is solid and we have confidence in our flexible operational strategy and the development of our overseas projects. Finally, we remain committed to delivering value to our shareholders through the continuation of our quarterly cash dividend program and remain committed to our share repurchase program,” concluded Mr. Zhang.

Fourth Quarter 2016 Financial Results

Revenue

In the fourth quarter of 2016, the Company’s total revenue increased 22.2% to US$505.3 million from US$413.6 million in the fourth quarter of 2015 and increased 13.7% from US$444.3 million in the third quarter of 2016. Revenue contributed by the Company’s US-based Oosten project, which from an accounting standpoint is recognized upon delivery of the completed unit rather than POC method, contributed approximately $117.5 million or 23.3% of total revenue in the fourth quarter and has been a valuable contributor to the Company’s financial performance in 2016.

Contract Sales

Contract sales in China totaled US$347.8 million in the fourth quarter of 2016 compared to US$574.2 million in the fourth quarter of 2015 and US$525.4 million in the third quarter of 2016. The Company’s GFA sales in China decreased to 222,000 square meters in the fourth quarter of 2016 from 420,900 square meters in the fourth quarter of 2015 and decreased from 340,700 square meters in the third quarter of 2016. The average selling price (“ASP”) per square meter sold in China was RMB10,401 (US$1,566) in the fourth quarter of 2016 compared to RMB8,493 (US$1,364) in the fourth quarter of 2015 and RMB10,140 (US$1,542) in the third quarter of 2016.The ASP increase was due to the product mix of units sold and the Company’s efforts to maintain pricing integrity. Sales in the U.S. totaled US$117.5 million at the end of fourth quarter of 2016.

The Company commenced pre-sales of one new project in the fourth quarter of 2016, Henan Xin Central II, which contributed 4.1% of total GFA sales in China.

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Breakdown of GFA Sales and ASPs by Project in China

	Q4 2015		Q3 2016		Q4 2016		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)	(RMB)	(m2000)
Zhengzhou Xin City	0.8	12,908	-0.7	14,767	0.1	-	5.5
Zhengzhou Thriving Family	0.1	6,054	-	-	0.1	36,188	16.0
Xingyang Splendid I	12.2	5,050	2.7	6,020	3.4	7,221	35.5
Xingyang Splendid II	4.4	4,983	16.2	4,979	21.4	6,213	82.8
Kunshan Royal Palace	34.5	9,465	8.4	21,099	2.0	23,137	16.4
Suzhou Lake Royal Palace	28.7	13,482	6.1	20,782	6.1	21,464	17.0
Jinan Xinyuan Splendid	1.8	8,122	0.1	9,401	0.1	10,878	9.1
Jinan Royal Palace	44.1	6,270	28.2	7,501	29.1	8,798	200.5
Xuzhou Colorful City	2.5	10,307	3.6	11,182	2.5	11,791	51.6
Beijing Xindo Park	31.6	12,674	1.4	34,193	1.8	29,098	10.7
Chengdu Thriving Family	17.3	5,146	31.9	6,703	8.5	9,621	65.3
Changsha Xinyuan Splendid	33.1	5,421	29.8	7,439	12.1	9,461	62.7
SanyaYazhou Bay No.1	1.7	10,915	-1.2	22,139	2.7	12,723	104.9
Xi’an Metropolitan	42.8	6,305	23.6	7,786	19.4	10,781	77.9
Shanghai Royal Palace	8.5	21,913	8.0	28,556	1.9	37,475	11.4
Zhengzhou Xindo Park	16.9	7,871	4.4	6,590	22.8	6,419	73.2
Jinan Xin Central	16.4	10,547	13.9	9,330	9.0	12,214	80.1
Henan Xin Central I	52.0	7,621	65.7	8,775	5.5	9,673	57.7
Zhengzhou Fancy City I	57.6	7,981	15.1	9,234	2.8	14,594	32.6
Zhengzhou Fancy City II (South)	-	-	37.9	9,613	9.6	12,353	30.9
Tianjin Spring Royal Palace	14.0	8,599	12.3	7,377	2.4	6,934	168.5
Kunshan Xindo Park	-	-	30.9	18,612	0.6	19,060	59.7
Zhengzhou International New City I	-	-	1.4	10,662	48.6	10,717	311.7
Henan Xin Central II					9.0	10,920	100.8
Others	-0.2	-	1.0	-	0.5	-	3.6
Total	420.9	8,493	340.7	10,140	222.0	10,401	1,686.1

Gross Profit

Gross profit for the fourth quarter of 2016 was US$126.4 million, or 25.0% of revenue, compared to a gross profit of US$81.4 million, or 19.7% of revenue, in the fourth quarter of 2015 and a gross profit of US$105.0 million, or 23.6% of revenue, in the third quarter of 2016.

Selling, General and Administrative Expenses

SG&A expenses were US$51.9 million for the fourth quarter of 2016 compared to US$55.2 million for the fourth quarter of 2015 and US$53.8 million for the third quarter of 2016. As a percentage of total revenue, SG&A expenses were 10.3% compared to 13.3% in the fourth quarter of 2015 and 12.1% in the third quarter of 2016. This decrease was due to tighter control over operating costs and benefits associated with the integration of regional management on multiple provinces, cities and projects.

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Net Income

Net income for the fourth quarter of 2016 was US$16.7 million, compared to US$19.1 million for the fourth quarter of 2015 and US$28.0 million for the third quarter of 2016. Net margin was 3.3%, compared to 4.6% in the fourth quarter of 2015 and 6.3% in the third quarter of 2016. Diluted earnings per ADS were US$0.18, compared to US$0.26 per ADS in the fourth quarter of 2015 and US$0.41 per ADS in the third quarter of 2016.

Balance Sheet

As of December 31, 2016, the Company’s cash and cash equivalents (including restricted cash) decreased to US$905.9 million from US$1,345.6 million as of September 30, 2016 due to land acquisition deposits at the end of the year. Total debt outstanding was US$2,092.8 million, a decrease of US$167.2 million, compared to US$2,260.0 million at the end of the third quarter of 2016. The balance of the Company’s real estate property under development at the end of the fourth quarter of 2016 was US$1,752.3 million, compared to US$2,330.2 million at the end of the third quarter of 2016.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the fourth quarter of 2016.

	GFA		Contract Sales
	(m2 000)		(US$ millions)
Project	Total Active Project	Sold to date	Total Active Project	Sales to date	% Sold	Project Cost % Complete
Zhengzhou Xin City	211.1	205.6	356.0	323.1	90.8%	97.9%
Zhengzhou Thriving Family	131.5	115.5	153.4	126.3	82.3%	92.7%
Xingyang Splendid I	117.3	81.8	85.8	64.5	75.2%	77.1%
Xingyang Splendid II	137.2	54.4	142.1	48.5	34.1%	57.8%
Kunshan Royal Palace	280.0	263.6	484.1	420.2	86.8%	95.5%
Suzhou Lake Royal Palace	169.6	152.6	370.4	288.2	77.8%	99.3%
Jinan Xinyuan Splendid	572.2	563.1	747.1	740.0	99.0%	99.4%
Jinan Royal Palace	449.6	249.1	660.2	255.1	38.6%	71.5%
Xuzhou Colorful City	130.2	78.6	199.8	110.3	55.2%	81.3%
Beijing Xindo Park	133.1	122.4	451.0	376.7	83.5%	100.0%
Chengdu Thriving Family	211.4	146.1	375.7	131.7	35.1%	92.5%
Changsha Xinyuan Splendid	251.8	189.1	357.0	177.3	49.7%	89.2%
SanyaYazhou Bay No.1	122.1	17.2	298.3	32.7	11.0%	85.9%
Xi’an Metropolitan	290.7	212.8	475.5	224.0	47.1%	94.1%
Shanghai Royal Palace	57.8	46.4	282.5	175.2	62.0%	100.0%
Zhengzhou Xindo Park	144.4	71.2	199.0	80.2	40.3%	78.0%
Jinan Xin Central	194.7	114.6	359.9	169.0	47.0%	72.6%
Henan Xin Central I	262.2	204.5	363.4	249.9	68.8%	67.7%
Zhengzhou Fancy City I	166.8	134.2	237.5	172.4	72.6%	62.3%
Zhengzhou Fancy City II (South)	84.1	53.2	147.1	80.3	54.6%	56.8%
Tianjin Spring Royal Palace	278.6	110.1	501.4	128.4	25.6%	36.5%
Kunshan Xindo Park	91.2	31.5	274.8	88.4	32.2%	63.3%
Zhengzhou International New City I	361.6	49.9	671.0	80.7	12.0%	31.9%
Henan Xin Central II	109.8	9.0	184.7	14.8	8.0%	45.6%
Others remaining GFA	3.6				-	-
Total active projects	4,962.6	3,276.5	8,377.7	4,557.9	54.4%	75.1%

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As of December 31, 2016, the Company’s total sellable GFA was approximately 2,214,400 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales
	(m2 000)	Targeted
Zhengzhou Fancy City II(North)	119.6	Q3 2017
Zhengzhou International New City II	175.7	Q3 2017
Xingyang Splendid III	37.4	To be determined
Beijing Liyuan project	102.3	To be determined
Changsha New project	93.3	Q2 2017
Total projects under planning	528.3
Total active projects	1,686.1
Total all Xinyuan projects in China	2,214.4

Additional planning stage projects acquired in 2017

	Unsold GFA	Pre sales
	(m2 000)	Targeted
Zhengzhou International New City III	345.6	To be determined

Real Estate Project Update in the U.S.

As of the end of the fourth quarter, the Company had pre-sold approximately 80% of the total units at its Brooklyn-based Oosten project. As of December 31, 2016, the Company had delivered approximately $152 million and 106 units in total, and most closed buyers had moved in. In addition, the project passed government inspections and obtained Temporary Certificates of Occupancy for all phases. During the fourth quarter, the local market demand and price trend remained healthy in the mid-market condo segment, with a relative slowdown in the high-end market.

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The Company expects Xinyuan’s second New York project, announced in January 2016 and located in midtown Manhattan, to begin demolition and foundation work in the first quarter of 2017. In the fourth quarter, the Company executed a lease with the national retailer Target Corporation, which will occupy the entire cellar level and 60% of the retail space on the ground level. This lease marks the Company’s first successful foray into the retail real estate market in New York City.

In August 2016, Xinyuan announced a new land acquisition in Flushing, Queens, New York City. The Company is in the selection process for the general contractor and expects to begin construction on this property in the first half of 2017.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on February 14, 2017 to discuss fourth quarter 2016 results. Listeners may access the call by dialing:

US: 1-800-406-5345

International: 1-913-981-5537

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the call will be available through February 21, 2017 by dialing:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 6349077

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

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Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Joe Xu

Investor Relations Deputy Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)

Total revenue	505,340	444,278	413,586

Total costs of revenue	(378,906)	(339,322)	(332,188)
Gross profit	126,434	104,956	81,398

Selling and distribution expenses	(21,659)	(19,233)	(20,316)
General and administrative expenses	(30,226)	(34,584)	(34,863)

Operating income	74,549	51,139	26,219

Interest income	6,107	2,116	6,260
Interest expense	(13,236)	(6,558)	(5,310)
Net realized gain/(loss) on short-term investments	198	1,392	(239)
Unrealized (loss)/gain on short-term investments	(623)	91	13
Loss on extinguishment of debt	(12,124)	-	-
Other income/(expense)	459	(27)	1,258
Exchange gains /(loss)	261	(37)	140
Share of (loss)/gain of equity investee	(138)	412	783

Income from operations before income taxes	55,453	48,528	29,124

Income taxes	(38,735)	(20,481)	(10,009)

Net income	16,718	28,047	19,115
Net (income)/loss attributable to non-controlling interest	(4,588)	157	1
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	12,130	28,204	19,116

Earnings per ADS:
Basic	0.18	0.43	0.27
Diluted	0.18	0.41	0.26
ADS used in computation:
Basic	65,960	66,121	70,126
Diluted	68,928	69,329	72,838

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31,	December 31,
	2016	2015
	(unaudited)	(audited)

Total revenue	1,561,625	1,164,324

Total costs of revenue	(1,204,036)	(891,334)
Gross profit	357,589	272,990

Selling and distribution expenses	(57,814)	(52,126)
General and administrative expenses	(120,416)	(115,329)

Operating income	179,359	105,535

Interest income	20,917	24,504
Interest expense	(29,857)	(20,281)
Net realized gain on short-term investments	2,506	603
Unrealized gain on short-term investments	235	49
Loss on extinguishment of debt	(12,124)	-
Other income	4,540	5,945
Exchange gains	459	403
Share of (loss)/gain of equity investee	(325)	2,235

Income from operations before income taxes	165,710	118,993

Income taxes	(86,248)	(52,511)

Net income	79,462	66,482
Net income attributable to non-controlling interest	(6,485)	1
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	72,977	66,483

Earnings per ADS:
Basic	1.10	0.93
Diluted	1.06	0.91
ADS used in computation:
Basic	66,631	71,313
Diluted	68,827	73,244

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	577,406	927,717	387,528
Restricted cash	328,499	417,904	363,137
Short-term investments	39,311	37,330	1,245
Accounts receivable	32,704	21,889	42,040
Other receivables	29,321	48,963	147,652
Deposits for land use rights	153,252	29,950	46,199
Other deposits and prepayments	528,205	239,912	254,048
Advances to suppliers	27,457	36,713	50,534
Real estate properties development completed	445,017	21,471	24,077
Real estate properties under development	1,752,345	2,330,204	1,887,322
Amounts due from related parties	17,732	8,347	58,630
Amounts due from employees	620	2,435	351
Other current assets	889	196	201

Total current assets	3,932,758	4,123,031	3,262,964

Real estate properties held for lease, net	158,962	67,429	71,133
Property and equipment, net	34,090	36,313	39,323
Other long-term investment	242	242	31,108
Investment in joint ventures	7,556	7,838	6,125
Deferred tax assets	28,688	28,435	15,489
Deposits for land use rights	28,831	74,875	107,798
Other assets	23,354	12,543	14,943

TOTAL ASSETS	4,214,481	4,350,706	3,548,883

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31,	September 30,	December31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	532,371	403,193	471,176
Short-term bank loans and other debt	178,576	262,803	222,226
Customer deposits	148,643	135,022	64,452
Income tax payable	123,028	105,044	106,034
Deferred tax liabilities	61,613	64,820	57,692
Other payables and accrued liabilities	194,823	351,649	106,127
Payroll and welfare payable	19,522	13,789	22,966
Amounts due to related parties	63,572	-	-
Current portion of long-term bank loans and other debt	703,574	780,264	594,834
Current maturities of capital lease obligations	3,923	4,076	3,066
Mandatorily redeemable non-controlling interests	12,614	13,103	2,310

Total current liabilities	2,042,259	2,133,763	1,650,883

Noncurrent liabilities
Long-term bank loans	235,885	50,896	13,860
Other long-term debt	974,791	1,166,029	897,504
Deferred tax liabilities	13,500	14,006	13,500
Unrecognized tax benefits	16,159	18,059	17,842
Capital lease obligations, net of current maturities	15,016	17,222	18,111
Mandatorily redeemable non-controlling interests		-	1,232
TOTAL LIABILITIES	3,297,610	3,399,975	2,612,932

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(53,734)	(45,262)	(24,046)
Additional paid-in capital	538,414	535,294	531,233
Statutory reserves	95,126	79,255	80,050
Retained earnings	355,121	365,630	317,765
Accumulated other comprehensive income	(33,964)	4,205	30,952

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	900,979	939,138	935,970
Non-controlling interest	15,892	11,593	(19)
Total equity	916,871	950,731	935,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,214,481	4,350,706	3,548,883

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